ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated December 11, 2013

ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN

Profile		ETN Ticker: CEFL
ETN Ticker	CEFL
Issuer	UBS AG

Key Features

–  Monthly compounded 2x leveraged

exposure to the ISE High Income™

Index, an index comprised of a

diversified portfolio of 30

income-producing, closed-end funds.

–  Significant income potential in the

form of a variable monthly coupon

linked to 2 times the cash

distributions, if any, on the Index

constituents.

–  Leverage that is reset monthly, not daily

Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)
Underlying Index	ISE High Income™ Index
Index Ticker	YLDA
Leverage	2x leverage with monthly reset
Income Potential	Variable monthly coupon
2x Index Yield[2]	19.40%
Initial Trade Date	12/10/2013
Maturity Date	12/10/2043
Annual Tracking Rate	0.50% accrued on a daily basis
CUSIP	90270L842
Primary Exchange	NYSE Arca®

About the ETN

The ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN (NYSE: CEFL) (“CEFL” or the “ETN”) is an exchange-traded note linked to the monthly compounded 2x leveraged performance of the ISE High Income™ Index, reduced by the Accrued Fees. CEFL has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance), is denominated in USD, and pays a variable monthly coupon linked to 2 times the cash distributions, if any, on the Index constituents.

Exchange-traded notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS offers innovative investment products with easy access to markets and strategies that may not be readily available in the existing marketplace.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN

Why Invest in Closed-End Funds?

Closed-end funds (“CEFs”) are investment vehicles that issue a fixed number of shares that invest in various types of securities and other financial products, including, but not limited to, fixed-income securities, equity securities, foreign securities, municipal securities, preferred securities, convertible securities, commodity-related securities, real-estate related securities and derivatives. In addition, CEFs employ a variety of investment strategies, including, but not limited to, dividend strategies, tax and risk-managed strategies, sector and industry strategies, limited duration strategies, covered call option strategies, balanced strategies, leverage strategies or global and international strategies. In the U.S., CEFs are subject to regulation under the Investment Company Act of 1940.

About the Underlying Index

The ISE High Income™ Index (the “Index”) measures the performance of 30 U.S. closed-end funds, as selected and ranked by the Index sponsor in accordance with the Index methodology. To be eligible for inclusion in the Index, a fund must be domiciled in the U.S., be listed on a U.S. securities exchange and satisfy minimum market capitalization and liquidity requirements. Each eligible fund is ranked in descending order in accordance with a multivariate ranking scheme based on three factors: yield; share price discount from net asset value; and trading liquidity, with the 30 highest-ranking funds included in the Index. The Index constituent weights are determined by a modified linear weighting methodology that results in higher-ranked funds receiving a greater Index weighting than lower-ranked funds. The Index is rebalanced yearly to ensure that Index constituents do not exceed Index target weightings. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index; rather, any cash distributions on the Index constituents are reflected in the variable monthly coupon that may be paid to investors of CEFL). The Index was created on April 11, 2013 and, therefore, has no performance history prior to that date.

Index Characteristics

Asset Managers Represented in the Index*

AllianceBernstein

Allianz / PIMCO

BlackRock

Calamos

Clough

Eaton Vance

First Trust

GAMCO

ING

Invesco

Nuveen

Wells Fargo

* Managers listed above are either advisors to or actual portfolio managers of one or more Index constituents.

Source: International Securities Exchange, LLC, as of November 30, 2013

Top 10 Index Constituents
Name	Ticker	% Weight
Eaton Vance Enhanced Equity Income	EOS	4.90%
Fund II
Eaton Vance Tax-Managed Diversified	ETY	4.81%
Equity Income Fund
AllianzGI NFJ Dividend, Interest &	NFJ	4.76%
Premium Strategy Fund
Eaton Vance Tax-Managed Global	EXG	4.68%
Diversified Equity Income Fund
Eaton Vance Tax-Managed Global	ETW	4.67%
Buy-Write Opportunities Fund
BlackRock Global Opportunities Equity	BOE	4.61%
Trust
BlackRock Enhanced Capital and	CII	4.58%
Income Fund, Inc.
BlackRock Enhanced Equity Dividend	BDJ	4.56%
Trust
BlackRock International Growth and	BGY	4.55%
Income Trust
Eaton Vance Tax-Managed Buy-Write	ETV	4.53%
Opportunities Fund

Source: International Securities Exchange, LLC, as of November 30, 2013

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN

Benefits of Investing

–	Significant monthly income potential in the form of a variable coupon linked to 2 times the cash distributions, if any, on the Index constituents. If the Index constituents do not make distributions, then investors will not receive any coupons.

–	2x leveraged exposure to an index of 30 closed-end funds that vary by asset class, investment strategy, asset manager and investment region.

–	Potential for price appreciation as the closed-end funds in the Index are selected, in part, on the basis of their share price discount from net asset value.

–	Leverage that is reset monthly, not daily.

–	Convenience of an exchange-traded security.

Selected Risk Considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the applicable product supplement and pricing supplement for the ETRACS ETNs (collectively, the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your investment - The ETNs are exposed to two times any monthly decline in the level of the Index. The monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee, if applicable, less any Coupon Amounts and Stub Reference Distribution Amount, if any, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the monthly compounded leveraged return of the Index is insufficient to offset such negative effect, or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity or call, or upon early redemption or acceleration.
–	Correlation and compounding risk - A number of factors may affect the ETN’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETN will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and the Redemption Fee, if any. In particular, significant adverse monthly performances of your ETNs may not be offset by subsequent beneficial monthly performances of equal magnitude.

–	Leverage risk - The ETNs are two times leveraged long with respect to the Index, which means that you may benefit two times from any positive, but will be exposed to two times any negative, monthly performance of the Index, before accounting for the Accrued Fees and Redemption Fee, if any.

–	Market risk - The return on the ETNs, which may be positive or negative, is linked to the monthly compounded leveraged return on the Index as measured by the Index Factor, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index constituents or the markets generally.

–	Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or call, or upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, or upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

–	You are not guaranteed a coupon payment - You will not receive a coupon payment on a Coupon Payment Date if the Index constituents do not make any cash distributions during the relevant period. You are not guaranteed any coupon payment during the term of the ETN.

–	Risks associated with closed-end funds - Investments in closed-end funds involve certain risks. Because the ETNs are linked to the performance of an index of closed-end funds, you should carefully consider the risks associated with investments in closed-end funds described in the “Risk Factors” section of the pricing supplement for the ETNs.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN

–	A trading market for the ETNs may not develop - Although the ETNs have been approved for listing on NYSE Arca, subject to official notice of issuance, there is no guarantee that a liquid trading market for the ETNs will develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs shown on the cover of the applicable pricing supplement. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

–	The ETNs may not provide a hedge against price and/or value decreases or increases - The ETNs may not provide a hedge against a decrease or increase in the price and/or value of any asset, sector or index.

–	Limited Performance History - The Index was created on April 11, 2013. As a result, the Index has a limited performance history. It is uncertain how the Index will perform in the future.

–	Minimum redemption amount - You must elect to redeem at least 50,000 of the ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.

–	Your redemption election is irrevocable - You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.
–	Potential automatic acceleration - In the event the indicative value of the ETNs is equal to $5.00 or less on any Trading Day or decreases 60% in value from the closing indicative value of the ETNs on the previous Monthly Valuation Date, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the applicable Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per Security and may be zero if the price of the ETNs continues to decrease during trading on one or more Trading Days during such Measurement Period.
–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	Owning the ETNs is not the same as owning the Index constituents - The return on your ETNs may not reflect the return you would realize if you actually owned any of the CEFs underlying the Index or the securities or other financial products underlying the CEFs.

–	UBS’s Call Right - UBS may redeem all outstanding ETNs at any time on or after December 15th, 2014, as described under “General Terms of the Securities - UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETNs.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN

Footnotes

1 The issuer credit rating as of November 30, 2013 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

2 This figure is equal to 2 times the Index Yield calculated as of November 30, 2013 by the sponsor of the Index, International Securities Exchange, LLC. Investors are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and applicable pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, you can request the product supplement and applicable pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

“ISE High Income™”, “ISE™®” and “International Securities Exchange®” are trademarks of International Securities Exchange, LLC and have been licensed for use for certain purposes by UBS Securities LLC and its affiliates (“UBS”). UBS AG’s ETRACS based on the ISE High Income™ Index are not sponsored, endorsed, sold or promoted by ISE, and ISE makes no representation regarding the advisability of trading in such products.

The Securities are not sponsored, endorsed, sold or promoted by ISE. ISE makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of trading in the Securities. ISE’s only relationship to UBS is the licensing of certain trademarks and trade names of ISE and of the Index, which is determined, composed and calculated by ISE without regard to UBS or the Securities. ISE has no obligation to take the needs of UBS or the owners of the Securities into consideration in determining, composing or calculating the Index. ISE is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be listed or in the determination or calculation of the equation by which the Securities are to be converted into cash. ISE has no obligation or liability in connection with the administration, marketing or trading of the Securities.

ISE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND ISE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. ISE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. ISE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ISE HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN ISE AND UBS.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
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